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March 7, 2001

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.

Washington, D.C.  20549

Re:      eSpeed, Inc.
         Registration Statement on Form S-3 (Registration No. 333-52152)
         ---------------------------------------------------------------

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, eSpeed, Inc., a Delaware corporation (the "Company"), hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-3 (Registration No. 333-52152), together with all exhibits thereto (the "Registration Statement"), relating to the eSpeed Non-Qualified Employee Stock Purchase Plan (the "Stock Purchase Plan"). The Company's previous application, which was filed on February 27, 2001, incorrectly stated the Registration Number of the Registration Statement that it intended to withdraw.

The Company has decided that it is in its best interest to terminate the Stock Purchase Plan. The Company has not sold any securities pursuant to the Stock Purchase Plan and has not sold any securities under the Registration Statement. Accordingly, the Company hereby requests that an order granting the withdrawal of the Registration Statement be issued by the Securities and Exchange Commission as soon as possible.

Please do not hesitate to call Stephen M. Merkel, the Company's General Counsel, at (212) 938-3773 if you have any questions regarding this matter.

Very truly yours,


eSPEED, INC.


By: /s/ Douglas B. Gardner
   -----------------------------
     Name: Douglas B. Gardner
     Title: Vice Chairman